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                                                                    EXHIBIT 99.1

                            LAMAR ADVERTISING COMPANY

             IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS


                               September 30, 1998

From time to time, Lamar Advertising Company, through its management, may make forward-looking public statements, such as statements concerning then expected future revenues or earnings or concerning projected plans and performance, as well as other estimates relating to future operations. Forward-looking statements may be in reports filed under the Securities Exchange Act of 1934, as amended, in press releases or in oral statements made with the approval of an authorized executive officer. The words "anticipates," "expects," "intends, "estimates," "projects," or similar expressions identify such "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, as enacted by the Private Securities Litigation Reform Act of 1995.

We caution readers not to rely too heavily on these forward-looking statements. In addition, we advise readers that the factors listed below, as well as other factors not currently identified by management, could affect our financial or other performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods or events in any current statement.

We will not and specifically decline any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events which may cause management to re-evaluate such forward-looking statements.

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are hereby filing cautionary statements identifying factors that could cause our actual results to differ materially from those projected in forward-looking statements made by or on behalf of Lamar Advertising Company.

SIGNIFICANT DEBT

We have borrowed substantial amounts of money in the past and may borrow more money in the future.

A syndicate of commercial banks has committed to loan us up to $400 million in revolving credit and term loans under a credit facility which matures on December 31, 2005. As of October 1, 1998, we owed $323 million under this credit facility. In addition, upon our request, the banks have the option to loan us an additional $100 million dollars under the terms of this credit facility. Loans under the credit facility bear interest at applicable margins (which vary based upon our indebtedness to trailing four quarters EBITDA) over prevailing LIBOR or Chase Bank Base Rates as in effect from time to time.
EBITDA is operating income before depreciation and



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amortization, a commonly used measure of financial performance. LIBOR is the
London Interbank Offered Rate, a commonly used reference for variable interest rates.

We also have an aggregate of $455 million in notes outstanding. Our 9 5/8% Senior Subordinated Notes mature in 2006, and our 8 5/8% Senior Subordinated Notes mature in 2007. We pay interest on each series of notes twice a year.

In connection with our acquisition of Outdoor Communications, Inc., we assumed $105 million of Senior Subordinated Notes which mature in 2007 and issued an additional $45 million of notes to former stockholders of Outdoor
Communications, Inc. which are due January 10, 1999.

In addition to our debt, we have outstanding Class A Preferred Stock which receives a yearly cumulative preferred dividend. As of September 30, 1998, $3,649,035 of Class A Preferred Stock with a par value of $638 per share were outstanding and entitled to annual dividends of $364,903.

A large part of our cash flow from operations must be used to make payments on our debt and Class A Preferred Stock. If our operations make less money in the future, we may need to borrow to make these payments. We cannot guarantee that such additional financing will be available or available on favorable terms. We also may need the consent of the banks under our credit facility, or the holders of other indebtedness, to borrow additional money. Some of our competitors have less debt and, therefore, may have more flexibility operating their businesses and using their cash flow from operations.

RESTRICTIONS IN DEBT AGREEMENTS

The terms of our credit facility and the indentures relating to our outstanding notes restrict, among other things, our ability to:

     o    dispose of assets;

     o    incur or repay debt;

     o    create liens; and

     o    make investments.

The credit facility also requires that we maintain specified financial ratios and levels including:

     o    cash interest coverage;

     o    fixed charge coverage;

     o    senior debt ratios; and

     o    total debt ratios.

Our ability to comply with these restrictions, and any similar restrictions in future agreements, depends on the performance of the company. Because our performance is subject to prevailing economic, financial and business conditions and other factors that are beyond our control, we may be unable to comply with these restrictions in the future. Failure to comply with the



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restrictions may cause all amounts outstanding under the credit facility to become immediately due. We cannot guarantee that we would be able to make such a payment or that making the payment would not adversely affect our financial position.

CHANGES IN ECONOMIC AND ADVERTISING TRENDS

We sell advertising space to generate revenues. General economic conditions and trends in the advertising industry affect the amount of advertising space purchased. A reduction in money spent on our displays could result from:

     o    a general decline in economic conditions;

     o a decline in economic conditions in particular markets where we conduct business; or

     o a reallocation of advertising expenditures to other available media by significant users of our displays.

Although we believe that in recent years the amount of money spent on outdoor advertising has increased faster than total U.S. advertising expenditures, this performance may not continue in the future. Moreover, the amount spent on all advertising, including the outdoor segment, may decline.

POTENTIAL ELIMINATION OR REDUCTION OF TOBACCO ADVERTISING

Manufacturers of tobacco products, mainly cigarettes, were historically major users of outdoor advertising displays. Beginning in 1992, the leading tobacco companies substantially reduced their domestic advertising expenditures in response to societal and governmental pressures and other factors. Our revenues from the tobacco products industry are depicted in the following table.

       ------------------------------------------------
                                    OUTDOOR ADVERTISING
         PERIOD ENDED                  NET REVENUES
       ------------------------------------------------
       June 30, 1998                         9%
       ------------------------------------------------
       December 31, 1997                     9%
       ------------------------------------------------
       October 31, 1996                     10%
       ------------------------------------------------
       October 31, 1995                      9%
       ------------------------------------------------
       October 31, 1994                      7%
       ------------------------------------------------
       October 31, 1993                      7%
       ------------------------------------------------
       October 31, 1992                     12%
       ------------------------------------------------




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As you can see from the table, the percentage of our advertising revenues that come from the tobacco products industry has decreased since 1992. The tobacco industry could further decrease its outdoor advertising expenditures voluntarily or as a result of governmental regulation.

In June 1997 several of the major tobacco companies in the United States that had been sued by numerous state attorneys general reached agreement on a proposed settlement. The terms of this proposed settlement included a ban on all outdoor advertising of tobacco products commencing nine months after finalization of the settlement. The settlement, however, was subject to numerous conditions, most importantly the enactment of legislation by the federal government. The settlement collapsed in June 1998 after Congress failed to enact the required legislation. The bill was resubmitted to the Senate Commerce Committee, but further action before the end of the 1998 Congressional session is unlikely.

In October 1998, the tobacco companies and attorneys general of 38 states began discussing a new national tobacco settlement. Under the terms of the proposed plan, tobacco companies would discontinue all advertising on billboards. At this time the timing and terms of any definitive settlement are uncertain. If the tobacco industry eliminates or reduces billboard advertising, our outdoor advertising revenues could decrease immediately and our available inventory could increase. An increase in available inventory could cause us to reduce our rates or limit our ability to raise rates for some period. If a new tobacco settlement were finalized according to the proposed terms and if we were unable to replace revenues from tobacco advertising, the proposed settlement would have an adverse effect on our results of operations. While we believe that we would be able to replace a substantial portion of the tobacco advertising revenues that would be eliminated, we cannot guarantee that we will be able to do so or do so at comparable advertising rates.

The states of Florida, Mississippi, Texas and Minnesota have reached separate settlements of litigation with the tobacco industry. These settlements were not conditioned on federal government approval. The Florida and Mississippi settlements provided for the elimination of all outdoor advertising of tobacco products by February 1998 and the Texas settlement requires removal by June 1998. We removed all of our tobacco billboards and advertising in Florida, Mississippi and Texas in compliance with those settlement deadlines. The Minnesota settlement requires the elimination of all outdoor advertising of tobacco products by November 1998. The following table sets forth information about our advertising markets in Florida, Mississippi and Texas at December 31, 1997.


---------------------------------------------------------------------------------------
                                                          TOTAL        PORTION OF TOTAL
                                                       ADVERTISING       ADVERTISING
                                                       REVENUES IN      REVENUES FROM
                # OF ADVERTISING    # OF MARKETS IN       STATE            TOBACCO
      STATE          DISPLAY            THE STATE      (IN MILLIONS)     ADVERTISING
---------------------------------------------------------------------------------------
Florida               4,253                 7             $19.2              $1.8
---------------------------------------------------------------------------------------
Mississippi           2,532                 3             $10.6              $0.8
---------------------------------------------------------------------------------------
Texas                 3,300                 6             $11.0              $0.8
---------------------------------------------------------------------------------------



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Before our acquisition of Outdoor Communications, Inc. on October 1, 1998, we
did not have any outdoor advertising displays for tobacco products in Minnesota. By acquiring Outdoor Communications, Inc. we acquired 1,329 outdoor advertising displays, some of which were used for advertising tobacco products. However, we removed all of our outdoor advertising displays for tobacco products in Minnesota before the settlement deadline of November 1998.

Although we have removed all of our tobacco advertising in states where settlements are in place, the size and scope of the Minnesota settlement, which includes the ban on all outdoor tobacco advertising, may foreshadow similar settlements of tobacco-related litigation in other states, which may adversely affect outdoor advertising revenues.

REGULATION OF OUTDOOR ADVERTISING

The outdoor advertising business is regulated by federal, state and local governments. The federal government conditions federal highway assistance on states imposing location restrictions on the placement of billboards on primary and interstate highways. Federal laws also impose size, spacing and other limitations on billboards. Some states have adopted standards more restrictive than the federal requirements. Local governments generally control billboards as part of their zoning regulations. Some local governments prohibit the construction of new billboards and the reconstruction of significantly damaged billboards. Others allow new construction only to replace existing structures.

Some of the jurisdictions where we do business have adopted amortization ordinances. These ordinances mandate removal of outdoor advertising displays by a future date. The ordinances often do not provide for payment to the owner for the loss of structures that are required to be removed. Certain federal and state laws require payment of compensation in such circumstances. Local laws that require the removal of a billboard without compensation have been challenged in state and federal courts with conflicting results. Although we have been successful in the past in negotiating acceptable arrangements when our displays have been subject to removal or amortization under these types of local laws, we may not be successful in the future. We cannot predict what effect these types of regulations will have on our operations in the future.

We do not believe that any laws currently in place will have a material adverse effect on our business. However, additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past. Additional regulations or changes in the current laws regulating and affecting outdoor adverting at the federal, state or local level may have a serious adverse effect on our results of operations.

RISKS RELATING TO GROWTH THROUGH ACQUISITIONS

We have substantially increased our inventory of advertising displays through acquisitions. Our operating strategy involves making purchases in markets where we currently compete as well as in new markets. We believe that opportunities to purchase other outdoor advertisers will be available in the future because the outdoor advertising industry is made up of many participants



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of various sizes. The market has been consolidating, however, and this may adversely affect our ability to find suitable candidates for purchase.

We are also likely to face increased competition from other outdoor advertising companies for the companies or assets we wish to purchase. Increased competition may lead to higher prices for outdoor advertising companies and assets and decrease those we are able to purchase. We do not know if we will have sufficient capital resources to make purchases, obtain any required consents from our lenders, or find purchasing opportunities with acceptable terms.

From January 1, 1997 to October 1, 1998, we purchased 60 complementary businesses, the most significant of which was the acquisition of Outdoor Communications, Inc. for $385 million. We must integrate these businesses into our existing operations. This process of integration may result in unforeseen difficulties and could require significant time and attention from our management that would otherwise be directed at developing our existing business. Further, we cannot be certain that the benefits and cost savings that we anticipate from these purchases will develop.

COMPETITION

We face competition from other outdoor advertising companies, some of which may be larger and better financed than we are, as well as from other forms of media, including television, radio, newspapers and direct mail advertising. We must also compete with an increasing variety of other out-of-home advertising media that include advertising displays in shopping centers, malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains and buses.

We believe that our local orientation, including our maintenance of local offices, has enabled us to compete successfully to date. We cannot be sure that in the future we will compete successfully against the current and future sources of outdoor advertising competition and competition from other media. The competitive pressure that we face could adversely affect our profitability or financial performance. In our logo sign business, we currently face competition for state franchises from two other logo sign providers as well as local companies. Initially, we compete for state franchises as they are privatized. Because these franchises expire after a limited time, we must compete to keep our existing franchises each time they are up for renewal.

POTENTIAL LOSSES FROM HURRICANES

A significant portion of our structures are located in the Mid-Atlantic and Gulf Coast regions of the United States. These areas are highly susceptible to hurricanes during the late summer and early fall. In the past, we have incurred significant losses due to severe storms. These losses resulted from structural damage, overtime compensation, loss of billboards that could not be replaced under applicable laws and reduced occupancy because billboards were out of service. We have determined that it is not economical to obtain insurance against losses from hurricanes and other storms. We have developed contingency plans to deal with the threat of hurricanes. For example, we attempt to remove the advertising faces on billboards at the onset of a storm, when possible, which permits the structures to better withstand high winds during a storm. We then replace these advertising faces after the storm has passed. Because of our contingency plans, we have experienced lower levels of losses from recent storms and hurricanes. Our losses



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due to structural damage caused during Hurricane Andrew in 1992 were less than
$500,000, and we suffered no significant structural damage due to hurricanes in 1996 or 1997. We suffered some structural damage caused by Hurricane Georges in September 1998. Based on preliminary estimates, we anticipate these losses will be approximately $750,000. We cannot assure, however, that our contingency plans will be effective in the future.

RISKS IN OBTAINING AND RETAINING LOGO SIGN FRANCHISES

A growing portion of our revenues and operating income come from our logo sign franchises. We cannot predict what remaining states, if any, will start logo sign programs or convert state-run logo sign programs to privately operated programs. We compete with many other parties for new state logo franchises. Even when we are awarded a franchise, the award may be challenged under state contract bidding requirements. If an award is challenged, we may incur delays and litigation costs.

Generally, state logo sign franchises have a term, including renewal options, of ten to twenty years. States may terminate a franchise early, but in most cases must pay compensation to the franchise-holder for early termination. Typically, at the end of the term of the franchise, ownership of the structures is transferred to the state without compensation to the franchise-holder. One of our logo sign franchises is due to terminate in the next two years and two are subject to renewal during that period. We cannot guarantee that we will be able to obtain new logo sign franchises or renew our existing franchises. In addition, after we receive a new state logo franchise, we generally incur significant start-up costs. We cannot guarantee that we will continue to have access to the capital necessary to finance those costs.

RELIANCE ON KEY EXECUTIVES

Our success depends to a significant extent upon the continued services of our executive officers and other key management and sales personnel. Kevin P. Reilly, Jr., our Chief Executive Officer, our six regional managers and the manager of our logo sign business, in particular, are essential to our continued success. Although we have designed our incentive and compensation programs to retain key employees, we have no employment contracts with any of our employees and none of our executive officers have signed non-compete agreements. We do not maintain key man insurance on our executives. If any of our executive officers or other key management and sales personnel stopped working with us in the future, it could have an adverse effect on our business.